Mail Stop 3561

June 29, 2009

Via Fax & U.S. Mail

Mr. Albert Hernandez
President and Chief Executive Officer
SkyPostal Networks, Inc.
7805 NW 15th Street
Miami, Florida 33126

> **Re:** **SkyPostal Networks, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 0-52137**

Dear Mr. Hernandez:

We have received your response letter dated June 5, 2009, in response to our letter dated May 19, 2009 and have the following additional comments. Please respond to confirm that such comments will be complied with in future filings.

Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended December 31, 2008

Item 9A (T) Controls and Procedures, page 22

1. We note your response to our prior comment 2. Please confirm that you will disclose in future filings the action(s) you have taken or plan to take to remedy each of your identified material weaknesses.

Financial Statements

Item 3-Legal Proceedings, and

Note 6-Intangibles and Other Assets

2. We note your response to previous comment #3. Please expand your disclosure in future filings to include the information provided in your response to us.

3. We note your response to previous comment #6. Supplementally advise us whether the representations you referred to in your response by the major shareholder involved in the non-compete agreement are legally binding (i.e. of a contractual nature), and expand future disclosure to this effect and to include the rest of the information provided in your response to us.

Note 9. Excess of Value of Put Options Over the Estimated Fair Value of Shares, page F-17

4. We note your response to our prior comment 1, but do not believe you have fully addressed our concerns. In your response, you confirm that the shares subject to the put options are not mandatorily redeemable under paragraph 9 of SFAS No. 150, as the put option does not embody an unconditional obligation requiring the Company to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event certain to occur. Based on the above and the terms of the put options as disclosed on page 18, we do not understand why you are accounting for these put options in accordance with SFAS No. 150, especially after you have confirmed that the put options are not mandatorily redeemable under paragraph 9 of SFAS No. 150. Since the put options are not within the scope of SFAS No. 150, please analyze the put options to determine if they meet the criteria in paragraphs 12 through 32 of EITF 00-19 for temporary equity or liability classification. Please provide us with your analysis on each criterion in paragraphs 12 through 32 of EITF 00-19 on a separate basis in determining whether or not each criterion is met. If the put option meets the requirements of temporary equity and is within the scope

exception as outlined in paragraph 11(a) of SFAS No. 133, your accounting for these put options should follow the guidance in EITF D-98. If not, it appears the put option should be accounted for as a derivative pursuant to the guidance outlined in SFAS No. 133. Please advise or revise accordingly.

5. Furthermore, we note that you have classified the inputs used to measure the fair value of these put options at December 31, 2008 and March 31, 2009 as Level 1 inputs as defined in paragraph 24 of SFAS 157. Since there are no quoted prices (unadjusted) in active markets for identical put options that you have the ability to access at the measurement date, it would appear that the inputs used to measure the fair value of these options fall under a lower level measurement. Please revise your financial statements to classify the inputs used to measure the fair value of these put options at December 31, 2008 and March 31, 2009 under a lower level measurement. If you believe that the inputs used to measure the fair value of the put options fall under Level 2 inputs, please fully tell us and disclose how these inputs fall under the Level 2 category as outlined in paragraph 28 and 29 of SFAS No. 157

6. Finally, we note from your disclosure that the intrinsic value between the strike price and your common stock's trading price as of each reporting date is used as the fair value measurement for these put options. Your fair value measurement for these put options does not appear to consider, your stock volatility, risk-free interest rate, expected term, and the fact that your common stock appears to be inactively traded, which would appear to be just some of the assumptions that a market participant would use in pricing these put options (i.e. the price that you would be required to pay to transfer the put option obligation to a market participant). In this regard, please follow the guidance in paragraphs 15 through 31 of SFAS No. 157 in revising your fair value measurement of these put options, including factoring in the aforementioned assumptions that a market participant may consider when pricing the put options.

Note 10. Non-Compete Agreement, page F-17

7. We note your response to our prior comment 5, but do not believe you have fully addressed our comment. As previously requested, please provide us with a

summary of your significant assumptions and methodology, used in your impairment analysis that supports the conclusion that the carrying amount of the non-compete agreement at December 31, 2008 does not exceed the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset, pursuant to paragraph 7 of SFAS 144.

8. We note from your response to our prior comment 6 that if the major shareholder involved in the non-compete agreement agrees to the cession of payments under the agreement, your planned accounting treatment is to reverse the liability against the unamortized balance of the non-compete with any difference being recorded in the statement of operations. We believe that this transaction appears to be more in line with an extinguishment of debt between related parties, as described in footnote (1) to paragraph 20 of APB No. 26, which should be accounted for as a capital transaction, not effecting the statement of operations. Please confirm that you will adhere to the accounting prescribed by APB No. 26 in accounting for this a transaction.

Form 10-Q for the quarterly period ended March 31, 2009

Item 2. Management' Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 23

9. We note from your disclosure that with the current levels of negative monthly cash flows, management believes that the proceeds from the 2009 Private Placement will not be sufficient to cover the Company's cash flow requirements for 2009, but the Company expects to cover any shortfall in cash flows in 2009 by using the line of credit from the factor. In this regard, please fully disclose the terms of and funded amount available to you from this line of credit.

Item 4. Controls and Procedures, page 24

10. We note your statement that "management, including the Company's Chief Executive Officer and the Chief Financial Officer, believes that the Company

should improve the effectiveness of the Company's disclosure controls and procedures…" Given the exception noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective or not effective. Please revise your statement to disclose the conclusion of your principle executive and principle financial officer regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, based on the evaluation of these controls and procedures (i.e. clearly state that your disclosure controls and procedures are either effective or not effective).

You may contact Effie Simpson at (202) 551-3346, or, in her absence, Jeff Jaramillo at (202) 551-3212. Please contact the undersigned at (202) 551-3813 if you have any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Mr. A J Hernandez
(305) 593-0843